MDJM LTD

September 2, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Victor Rivera Melendez
James Lopez

Re:	MDJM LTD
Amendment No. 3 to Registration Statement on Form F-3
Filed July 22, 2022
File No. 333-261347

Ladies and Gentlemen:

This letter is in response to the letter dated August 24, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to MDJM LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 (the “Amended Registration Statement No. 4”) is being filed to accompany this letter.

Cover Page

1. We note your amended disclosure in response to comment 1. Please either advise or further revise to disclose whether your CEO controls MDJH LTD.

In response to the Staff’s comments, we revised our disclosure on the cover page of the Amended Registration Statement No. 4 to disclose that our CEO controls MDJH LTD.

Summary Risk Factors

"Risks Related to Doing Business in the PRC... ", page 10

2. Please revise your Summary Risk Factor cross references to include the heading of the corresponding risk factor in the Form 20-F.

In response to the Staff’s comments, we revised our disclosure on pages 9 to 11 of the Amended Registration Statement No. 4 to revise our Summary Risk Factor cross references to include the heading of the corresponding risk factor in the Form 20-F.

Selected Condensed Consolidating Financial Schedule, page 14

3. We have considered your response to our prior comment 3. Please address the following with respect to your Selected Condensed Consolidating Financial Schedules:

●

Please revise your schedule to include a separate column for any other subsidiaries based in China (e.g. MDJCC Limited);

In response to the Staff’s comments, we revised the Selected Condensed Consolidating Financial Schedule on pages 14 to 17 of the Amended Registration Statement No. 4 to include a separate column for MDJCC Limited (“MDJH Hong Kong”). We do not have any other subsidiaries based in China.

●

We note that the VIE and its subsidiaries column includes a line item for “Due from VIE’s subsidiaries”. Please explain, and disclose the facts and circumstances that gave rise to this balance and describe the company’s intentions related to settlement of this balance;

We respectfully advise the Staff that the line item for “Due from VIE’s subsidiaries” and “Due to VIE from VIE’s subsidiaries” is related to balances due from or due to Mingdajiahe (Tianjin) Co., Ltd. (“Mingda Tianjin”) and its operational subsidiaries in China. The balance resulted from monetary transactions, such as advancing cash to subsidiaries, payment on behalf of subsidiaries, or collecting cash from subsidiaries, or vice versa. There is no sales or purchase activity involved. The balances of “Due from VIE’s subsidiaries” and “Due to VIE from VIE’s subsidiaries” are elimination items in our consolidating financial statements. Mingda Tianjin is a parent entity and files a consolidated tax return in the PRC. The outstanding balances will be repaid to or settled with Mingda Tianjin by its subsidiaries either by cash payment or by taking a loss, if any.

●

Please expand your disclosure to include a discussion of the facts and circumstances that gave rise to the Due From VIE, WFOE, Parent and Other Subsidiaries, the Due to VIE from VIE’s subsidiaries and Due to VIE, WFOE, Parent and Other Subsidiaries balances and describe the company’s intentions related to settlement of these balances;

We respectfully advise the Staff that the “Due From VIE, WFOE, Parent, and Other Subsidiaries,” the “Due to VIE from VIE’s subsidiaries,” and “Due to VIE, WFOE, Parent, and Other Subsidiaries” balances are related to balances due from or due to the Company, MDJH Hong Kong, Beijing Mingda Jiahe Technology Development Co., Ltd. (“WFOE”), VIE (Mingda Tianjin and its operational subsidiaries in China), and other subsidiaries owned by the Company (the “Group”). The balances resulted from monetary transactions among the Group, such as advancing cash to establish a new operation, and paying expenses on behalf of other entities within the Group. There is no sales or purchase activity involved. The balances of due from or due to Parent, MDJH Hong Kong, WFOE, VIE, and Other Subsidiaries are elimination items in our consolidating financial statements. Each entity in the Group is a legal entity. The unpaid balances will be settled by cash payment or by taking a loss, if any.

●

We note your disclosure in footnote “***” that the amount represents funds used for the establishment of new subsidiaries. Please explain why these subsidiaries are not consolidated with the company. In your response please provide a summary of the operations, assets and liabilities for each reporting period for each of these subsidiaries.

We respectfully advise the Staff that the $71,035 represented the amount of cash that the Company advanced to attorneys located in Sweden, Germany, and Japan. The purpose of the advance was to form new business corporations in these countries and to develop new business opportunities. The formation of the new subsidiaries in these countries had not been completed as of December 31, 2021, and two new entities were formed in January 2022 and February 2022 in Japan and Germany, respectively. These two newly formed subsidiaries will be included in our consolidated financial statements for the year ended December 31, 2022. As of the date of this response letter, these two new entities formed in Germany and Japan had no business activity.

Risk Factors

“Recent Joint Statement by...”, page 20

4. We note your amended disclosure in response to comment 4. Please further revise your disclosure, as it pertains specifically to the Holding Foreign Companies Accountable Act (HFCAA), to disclose the risk that should trading in your securities be prohibited pursuant to the HFCAA, an exchange may determine to delist your securities.

In response to the Staff’s comments, we revised our disclosure on page 20 of the Amended Registration Statement No. 4 to disclose the risk that should trading in our securities be prohibited pursuant to the HFCAA, an exchange may determine to delist our securities.

General

5. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

In response to the Staff’s comments, we revised our disclosure on page 8 of the Amended Registration Statement No. 4 to disclose that the PRC operating entities’ business have not been materially impacted by the recent pandemic related lockdowns in China or consumer demand declines in China and discuss the steps we are taking to mitigate adverse impacts to our business.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC